UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

US GOLD CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

3rd Floor, 99 George Street

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,144,194 shares(1)(2)

	8.	Shared Voting Power -0- shares

	9.	Sole Dispositive Power 29,144,194 shares(1)(2)

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,144,194 shares(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario”), and Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) and Rule 13d-3(a) (“Rule 13d-3(a)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen and 2190303 Ontario may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of US Gold Corporation (“US Gold”) and the shares of Common Stock underlying immediately exercisable warrants held by 2190303 Ontario.

(2) Includes (a) 28,477,527 shares of Common Stock that are held by 2190303 Ontario and (b) 666,667 options of Common Stock that are held by Mr. McEwen.

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2190303 Ontario Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 28,477,527 shares(4)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 28,477,527 shares(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,477,527 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 21.1%

14.	Type of Reporting Person (See Instructions) CO

(3) See Item 3 below.

(4) Consists of 28,477,527 shares of Common Stock directly held by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1), 13d-3(a) and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or to share voting and dispositive power over such Common Stock.  Amount reported on Line 11 excludes 666,667 options of Common Stock held by Mr. McEwen, and for which 2190303 Ontario expressly disclaims beneficial ownership.

This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) and 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”) of US Gold Corporation, a Colorado corporation (“US Gold”) pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008 (“Amendment No. 4”) to the original Schedule 13D filed by Mr. McEwen with the SEC on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007, as amended by Amendment No. 4 thereto, filed with the SEC on December 12, 2008, and as amended by Amendment No. 5 thereto, filed with the SEC on May 27, 2009 (as amended hereby and thereby, the “Amended Schedule 13D,” is being filed to reflect the purchase by Mr. McEwen, via 2190303 Ontario, of Common Stock, as is more fully described in Item 3 below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On February 24, 2011 2190303 Ontario purchased 3,050,000 shares of Common Stock with personal funds, via 2190303 Ontario, in US Gold’s public offering, as previously reported by US Gold in its Current Report on Form 8-K furnished to the SEC on February 14, 2011 and more fully described in the final prospectus supplement, dated February 17, 2011, relating to the public offering.  The purchase price paid for the 3,050,000 shares was the public offering price of US$6.50 per share, or $19,825,000 in the aggregate.  2190303 Ontario is 100% owned by Mr. McEwen.  Mr. McEwen provided personal funds to 2190303 Ontario for the purchase of the shares.  Neither Mr. McEwen nor 2190303 Ontario borrowed any funds for such transaction.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to replace Item 4 with the following:

The Common Stock was purchased for investment purposes.  Mr. McEwen and 2190303 Ontario have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of Mr. McEwen and 2190303 Ontario reserve the right to develop such plans).  However, with respect to the actions specified in clause (d) of Item 4, Mr. McEwen notes that in and consistent with his role as a director and principal stockholder of US Gold, Mr. McEwen will be active in the selection of management and directors of US Gold.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to replace Item 5 with the following:

(a)          As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, Mr. McEwen may be deemed to have beneficial ownership of 29,144,194 shares of Common Stock, which represents approximately 21.5% of the outstanding Common Stock.  The 29,144,194 shares of Common Stock that Mr. McEwen may be deemed to have beneficial ownership of consists of (a) 28,477,527 shares of Common Stock owned by 2190303 Ontario and (b) 666,667 options of Common Stock (the “Options”) directly held by Mr. McEwen (the Common Stock held by 2190303 Ontario and the Options held by Mr. McEwen, together being the “Securities”).

 2190303 Ontario directly owns 28,477,527 shares of Common Stock, which represent approximately 21.1% of the outstanding Common Stock.  As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, as of the date hereof, 2190303 Ontario may be deemed to directly own all of the Securities.  2190303 Ontario expressly disclaims beneficial ownership in the Options held by Mr. McEwen.

(b)          The information contained on the cover page to this Amendment No. 6 is incorporated by reference to this Item 5(b).  Mr. McEwen has sole voting and dispositive power over 29,144,194 shares of Common Stock, which represents approximately 21.5% of the Common Stock.

2190303 Ontario has shared voting and dispositive power, with Mr. McEwen, over 28,477,527 shares of Common Stock, which represents approximately 21.2% of the Common Stock.

(c)          The information contained in Item 3 to this Amendment No. 6 is incorporated by reference to this Item 5(c).

(d)—(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to replace Item 6 with the following:

Other than the information contained in Items 3 and 4 to this Amendment No. 6, Mr. McEwen and 2190303 Ontario have no such contracts, arrangements, understandings or relationship with respect to the securities of US Gold.

Item 7.	Material to be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

March 1, 2011

ROBERT ROSS MCEWEN

By:	Robert Ross McEwen

By:	/s/ Stefan M. Spears(5)
Title:	Attorney-in-Fact

2190303 ONTARIO INC.

By:	Robert Ross McEwen
Title:	Director, President and Vice President,
2190303 Ontario Inc., an Ontario corporation

By:	/s/ Stefan M. Spears(5)
Title:	Attorney-in-Fact

(5) Robert R. McEwen executed a Power of Attorney that authorizes Stefan M. Spears to sign this Amendment No. 6 on his behalf as an individual and on his behalf as Director, President and Vice President of 2190303 Ontario Inc.  A copy of the Power of Attorney is filed as Exhibit 5 to Amendment No. 5, filed with the SEC on May 27, 2009.